Filed by Sensory Science Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: Sensory Science Corporation
Commission File No. 333-59258

      Except for the historical information contained herein, the matters set forth in this filing contain forward-looking statements, usually containing the words “believe,” “expects,” “anticipates,” “potential,” “should,” or “will,” that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts of rival companies; timing of product introductions; ability of contract manufacturers to meet product price objectives and delivery schedules; the ability to obtain stockholder approval for the proposed merger; the ability to close the proposed merger; and the ability to integrate the company and its technology following the merger. For more information on the potential factors that could affect the company’s financial results, please review the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 10-K, including exhibit 99.1, the company’s quarterly reports on Form 10-Q, and the company’s other filings with the Securities and Exchange Commission.

      SONICblue has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a definitive proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between Sensory Science Corporation and SONICblue. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260-1732, Attention: Corporate Communications Manager, or by telephone at 480/905-9623. You may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054, Attention: Investor Relations, or by telephone at 408/588-8086.

      SONICblue and Sensory Science, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sensory Science in connection with the merger. Information about the directors and executive officers of Sensory Science and their ownership of Sensory Science stock is set forth in the proxy statement for Sensory Science’s 2000 Annual Meeting of Stockholders. Information about the directors and executive officers of SONICblue is set forth in the Registration Statement on Form S-4. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

* * *

THE COMMUNICATION FILED HEREWITH IS A SLIDE PRESENTATION

THAT SENSORY SCIENCE CORPORATION INTENDS TO UTILIZE

IN MEETINGS WITH STOCKHOLDERS, INVESTORS AND ANALYSTS

# # #

SLIDE 1

Welcome

SLIDE 2

Main Issues For Today

• Thank you for your support over the years

• Apologize for the outcome

• Explain the merger and answer questions regarding the terms and conditions

• Ask for your affirmative vote

SLIDE 3

SONICblue logo

Sensory Science logo

SLIDE 4

Sensory Science shareholders will receive 0.071 of a SBLU share for each Sensory Science share if the average closing price of SBLU common stock during the last ten trading days prior to the close of the merger is trading above $7.10

SLIDE 5

Sensory Science shareholders will receive between 0.071 and 0.0913 of a SBLU share if SBLU’s average price is between $5.52 and $7.10 per share.

SLIDE 6

If SBLU’s average price is under $5.52 per share, the exchange ratio will be 0.0913.

SLIDE 7

Background Leading Up to Merger Agreement with SONICblue

SLIDE 8

January 2000 — First held talks with SONICblue

SLIDE 9

June 2000 — SONICblue first indicated potential interest in acquiring Sensory Science.

SLIDE 10

Sensory Science’s financial advisor contacted more than 65 entities regarding a potential business combination.

SLIDE 11

Over 40 companies expressed an interest in a potential business combination.

13 of those companies engaged in further discussions.

SLIDE 12

July-September 2000

Several interested parties conducted due diligence meetings...

SLIDE 13

. . . however, no companies other than SONICblue ultimately made an offer.

SLIDE 14

August 31, 2000

SONICblue reevaluated its interest in light of Sensory Science 10Q information.

SLIDE 15

December 2000

SONICblue presented initial terms of a proposed stock swap.

SLIDE 16

January 2001

SONICblue revised the proposed terms based on its due diligence review.

SLIDE 17

February 1, 2001

Sensory Science Board of Directors considered the revised terms, and approved the merger agreement.

SLIDE 18

Sensory Science’s Reasons for the Merger

SLIDE 19

Primary Reasons

• Liquidity constraints

• Declining sales and margins

• Impaired ability to obtain product for sale

SLIDE 20

Sensory Science’s Financial Advisor:

Company unable to pay obligations in the absence of the SONICblue merger.

SLIDE 21

Sensory Science’s Board of Directors:

SONICblue merger “only currently available transaction . . .”

SLIDE 22

Factors Contributing to Sudden Downturn:

• VCR market dropped faster than industry or management had anticipated

• Digital TV market did not develop as quickly as industry forecasted

• Significant iCache Media Appliance initiative costs

SLIDE 23

These events led to an extraordinarily challenging environment and an inability to purchase sufficient product for sale or to make appropriate R & D investments.

Sensory Science couldn’t weather all three events coupled with a falling stock market.

SLIDE 24

SONICblue merger represented the best available opportunity for the company and its stockholders.

SLIDE 25

Potential Benefits of the Merger

SLIDE 26

Potential Benefits

• Greater financial resources

• Management depth

• Expansion of combined company’s product lines

• Integration of technological and engineering resources

• Product experience

• Materially stronger balance sheet

• Opportunities for cost reduction

Merger should create more value for existing Sensory Science stockholders

SLIDE 27

(SONICblue brands displayed graphically)

SONICblue logo

replaytv logo

diamond logo

frontpath logo

Rio logo

SLIDE 28

SONICblue logo

Sensory Science logo

SLIDE 29

Thank You.